

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2023

Brian LaRose
Chief Financial Officer
Petco Health & Wellness Company, Inc.
10850 Via Frontera
San Diego, CA 92127

      Re: Petco Health & Wellness Company, Inc.
          Form 10-K for the Fiscal Year Ended January 29, 2022
          Filed March 24, 2022
          File No. 001-39878

Dear Brian LaRose:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Sincerely,

             Division of Corporation Finance
             Office of Trade & Services